Exhibit (a)(5)(clxi)

U.S. Court Clears Oracle to Move Forward

with Acquisition of PeopleSoft

Dear [FIRSTNAME] [LASTNAME],

A short time ago, Oracle received notice that the injunction sought by the Department of Justice to prevent our proposed acquisition of PeopleSoft has been rejected, thus allowing us to move closer to completing the merger.

We have spent a significant amount of time and resources in the pursuit of PeopleSoft because we believe that the combined companies will provide customers with superior benefits and a stronger long-term alternative. The combination will ensure continued innovation in a rapidly changing market while at the same time preserving customers’ existing IT investments.

Likewise, as a partner of our companies, we believe the benefits of the acquisition will extend to you, providing you the opportunity to access a larger customer base; accelerate wins into more industries, geographies, and market segments; and be part of a more compelling product offering.

Oracle is committed to maintaining the PeopleSoft software and ensuring customers remain satisfied, while providing a superior future product roadmap. In addition to supporting and enhancing the existing PeopleSoft product line, Oracle will create an applications product suite that incorporates the best features of both companies’ products and is tightly integrated with the rest of the Oracle infrastructure offerings. This will be provided to customers free of charge as a module-for-module exchange.

While Oracle customers will see development of the E-Business Suite applications continue on the current schedule, they will benefit from both the incorporation of the best PeopleSoft product features and capabilities as well as from a larger combined applications development budget.

We believe we are in a strong position to absorb this acquisition quickly and efficiently and produce the benefits outlined for customers and partners. Our strategy is focused on a singular, consolidated approach to the future—one brand, one product vision, one go-to-market plan, and one global infrastructure. And we’ve had plenty of time to prepare for this combination.

Please contact us by email at contact.oracle@oracle.com or visit Oracle.com/PeopleSoft so we can answer your questions or hear what you need.

Charles Phillips

President

THE SOLICITATION AND THE OFFER TO BUY PEOPLESOFT’S COMMON STOCK IS ONLY MADE PURSUANT TO THE OFFER TO PURCHASE AND RELATED MATERIALS THAT ORACLE CORPORATION AND PEPPER ACQUISITION CORP. FILED ON JUNE 9, 2003, AS AMENDED AND RESTATED ON FEBRUARY 12, 2004 AND AS SUBSEQUENTLY AMENDED. STOCKHOLDERS SHOULD READ THE AMENDED AND RESTATED OFFER TO PURCHASE AND RELATED MATERIALS CAREFULLY BECAUSE THEY CONTAIN IMPORTANT INFORMATION, INCLUDING THE TERMS AND CONDITIONS OF THE OFFER. STOCKHOLDERS CAN OBTAIN THE AMENDED AND RESTATED OFFER TO PURCHASE AND RELATED MATERIALS FREE AT THE SEC’S WEBSITE AT WWW.SEC.GOV, FROM CREDIT SUISSE FIRST BOSTON LLC, THE DEALER MANAGER FOR THE OFFER, FROM MACKENZIE PARTNERS, THE INFORMATION AGENT FOR THE OFFER, OR FROM ORACLE CORPORATION.